Exhibit 12.1

Rice Energy Inc.

Computation of Ratio of Earnings to Fixed Charges

The table below sets forth the ratio of earnings to fixed charges for our predecessor for the periods indicated:

	For the Year Ended December 31,					Nine Months Ended September 30,
	2009	2010	2011	2012	2013	2014
	(in thousands, except ratios)
Pre-tax income (loss) from continuing operations	$(6,583)	$(3,739)	$(1,084)	$(15,861)	$2,884	$133,462
(Income) loss from equity investees	—	1,088	(370)	(1,532)	(19,420)	(2,656)
Distributed income of equity investees	—	—	—	—	159	—
Fixed charges	572	1,229	8,611	18,932	32,439	41,155
Interest capitalized	(572)	(1,213)	(5,405)	(7,838)	(8,250)	690

Total adjusted earnings available for payment of fixed charges	$(6,583)	$(2,635)	$1,752	$(6,299)	$7,812	$176,583

Fixed Charges
Interest expense, including amortization of discounts	$—	$—	$531	$3,859	$18,795	$38,737
Interest capitalized	572	1,213	5,405	7,838	8,250	690
Deferred financing amortization	—	16	2,675	7,235	5,394	1,728

Total fixed charges	$572	$1,229	$8,611	$18,932	$32,439	$41,155

Ratio of earnings to fixed charges (1) (2)	(11.510)	(2.140)	0.20	(0.330)	0.24	4.29

(1)	Due to the predecessor’s loss for the period, the ratio coverage was less than 1:1. The predecessor would have needed to generate additional earnings of $24.6 million, $25.2 million, $6.9 million, $3.9 million and $7.2 million to achieve coverage of 1:1 for the years ended December 31, 2013, 2012, 2011, 2010 and 2009, respectively.
(2)	The predecessor had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.